Exhibit 99.1

March 10, 2026
Mr. Michael R. Morrisett
President
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, OK 74114
	Re:	Evaluation Summary
Empire Petroleum Corporation Interests
Various States
Proved Developed Producing Reserves
As of December 31, 2025

Dear Mr. Morrisett:

As requested, we are submitting our estimates of proved developed producing reserves and our forecasts of the resulting economics attributable to the above captioned interests in various states. It is our understanding that the proved developed producing reserve estimates shown herein constitute 100 percent of all proved developed reserves owned by Empire Petroleum Corporation. This report, completed on March 10, 2026, has been prepared for use in filings with the Securities and Exchange Commission (“SEC”) by Empire Petroleum Corporation. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Composite reserve estimates and economic forecasts for the proved developed producing reserves are summarized below:

		Proved
		Developed
		Producing
Net Reserves
Oil	- Mbbl	5,878.2
Gas	- MMcf	4,300.5
NGL	- Mbbl	1,029.6
Revenue
Oil	- M$	361,827.4
Gas	- M$	7,573.0
NGL	- M$	21,688.8
Severance and
Ad Valorem Taxes	- M$	35,324.8
Operating Expenses	- M$	242,017.6
Investments	- M$	30,005.5
Operating Income (BFIT)	- M$	83,741.3
Discounted at 10.0%	- M$	60,018.7

Evaluation Summary

As of December 31, 2025

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Hydrocarbon pricing of $3.387 per MMBtu of gas (Henry Hub spot) and $65.34 per barrel of oil/condensate (WTI spot) was applied without escalation. In accordance with the SEC guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for the previous 12 months. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing. NGL prices were forecasted as fractions of the above oil price. The adjusted volume-weighted average product prices over the life of the properties are $61.55 per barrel of oil, $1.76 per Mcf of gas and $21.07 per barrel of NGL.

Operating expenses were supplied by Empire Petroleum Corporation and reviewed for reasonableness. Severance and ad valorem taxes were scheduled based on historical rates. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have been considered.

The proved reserves classifications conform to criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the SEC Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.

The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Empire Petroleum Corporation. Ownership interests were supplied by Empire Petroleum Corporation and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

Our work-papers and related data are available for inspection and review by authorized parties.

Evaluation Summary

As of December 31, 2025

Respectfully submitted,

J. Zane Meekins, P.E.
Executive Vice President

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693
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